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SEC FILE NUMBER
8-53681

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Brentwood Capital Advisors LLC

TYPE OF REGISTRANT (check all applicable boxes):
☐ X Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5000 Meridian Blvd., Ste. 350

Franklin	Tennessee	37067
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FORM

Nicholas P. Carteaux	615.224.3830	ncarteaux@brentwoodcapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cherry Bekaert LLP
(Name – if individual, state last, first, and middle name)

222 Second Avenue South Suite 1240	Nashville	Tennessee	37201
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Nicholas P. Carteaux, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Brentwood Capital Advisors LLC, as of February 25, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Angela B. Byrd STATE OF TENNESSEE NOTARY PUBLIC County of Sumner

Signature: [signature]

Title: Managing Director and Partner

[signature]

Notary Public

This filing contains (check all applicable boxes):**

☑ (a) Statement of financial condition.
☑ (b) Notes to consolidated statement of financial condition.
☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☑ (d) Statement of cash flows.
☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☑ (g) Notes to consolidated financial statements.
☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☑ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☑ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☑ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other:

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Cherry Bekaert LLP
CPAs & Advisors

Report of Independent Registered Public Accounting Firm

To the Members
Brentwood Capital Advisors, LLC
Brentwood, Tennessee

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to Securities and Exchange Commission ("SEC") Rule 17a-5, in which (1) Brentwood Capital Advisors, LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to conducting business activities as an investment banking firm providing corporate finance, private placement, and advisory services. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Cherry Bekaert LLP

Nashville, Tennessee
February 28, 2022

BRENTWOOD CAPITAL ADVISORS, LLC
Statement of Financial Condition
December 31, 2021

ASSETS

CURRENT ASSETS	
Cash	$ 2,189,499
Prepaid expenses	3,268
	2,192,767
Property and equipment	113,808
Operating leasehold right of use asset	577,437
Finance leadhold right of use asset	8,543
OTHER ASSETS	39,662
TOTAL ASSETS	$ 2,932,217

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	
Accounts payable and accrued expenses	$ 587,852
Current portion of operating and finance lease liabilities	389,709
	977,561
Long Term Liabilities	
Operating and finance lease liabilities	279,209
TOTAL LIABILITIES	1,256,770
MEMBERS' EQUITY	1,675,447
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 2,932,217

See Accompanying Notes to Financial Statements

BRENTWOOD CAPITAL ADVISORS, LLC
Statement of Operations and Members' Equity
For the Year Ended December 31, 2021

REVENUE	$ 22,288,484
OPERATING EXPENSES	4,999,018
Operating Income	17,289,466
OTHER INCOME (DEDUCTIONS)	
Interest income	330
Paycheck Protection Program Loan Forgiveness	432,500
Bonuses	(16,514,977)
401k profit sharing plan	(451,313)
Other Deductions	16,533,460
NET Income	756,006
MEMBERS' EQUITY AT BEGINNING OF YEAR	1,253,941
Contributions from Members	265,500
Distributions to Members	(600,000)
MEMBERS' EQUITY AT END OF YEAR	$ 1,675,477

See Accompanying Notes to Financial Statements

BRENTWOOD CAPITAL ADVISORS, LLC
Statement of Cash Flows
For the Year Ended December 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	756,006
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		68,858
Paycheck Protection Program Loan Forgiveness		(432,500)
Changes in Assets and Liabilities:		
Accounts receivable		148,092
Accounts payable and accrued expenses		558,948
Total adjustments		343,398
Net cash provided by operating activities		1,099,404
CASH FLOWS FROM INVESTING ACTIVITIES		
Payments for purchase of property and equipment		(57,537)
Net cash used by investing activities		(57,537)
CASH FLOWS FROM FINANCING ACTIVITIES		
Captal contributions		265,500
Capital distributions		(600,000)
Net cash used by financing activities		(334,500)
NET INCREASE IN CASH		707,367
CASH - BEGINNING OF YEAR		1,482,132
CASH - END OF YEAR	$	2,189,499

See Accompanying Notes to Financial Statements

BRENTWOOD CAPITAL ADVISORS, LLC
Notes to the Financial Statements
December 31, 2021

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Brentwood Capital Advisors, LLC (the Company) is a boutique investment banking firm focused on private placements of senior and subordinate debt and equity securities to institutional investors in addition to providing mergers and acquisition financial advisory services. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority (FINRA), which is the governing body for the broker-dealer industry created by the July 2007 merger of NASD and NYSE Regulation.

This summary of significant accounting policies of Brentwood Capital Advisors, LLC is presented to assist in understanding Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Basis of presentation

The financial statements are prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Income taxes

The Company is taxed as a partnership under the Internal Revenue Code and applicable state statutes, and, therefore, the Company's income flows through to the members to be taxed at the individual level rather than the corporate level. Accordingly, the Company will have no tax liability (with limited exceptions) as long as the partnership election is in effect.

The Company has adopted the effective accounting standards within FASB ASC 740-10, *Accounting for Uncertainty in Income Taxes,* which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. To the extent that all or a portion of the benefits of an income tax position are not recognized, a liability would be recognized for the unrecognized benefits, along with any interest and penalties that would result from disallowance of the position. These standards also provide guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods and disclosure. Based on the results of management's evaluation, the Company has no material uncertain tax positions to be accounted for in the financial statements for the year ended December 31, 2021.

Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company or its shareholders will not be subject to additional tax, penalties, and interest as a result of such challenge. The Company's federal and state income tax returns are subject to possible examination by the taxing authorities until the expiration of the related statutes of limitations on those tax returns. In general, the federal income tax returns have a three year statute of limitations.

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition

The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory agreement is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is canceled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Use of estimates

The preparation of financial statements in conformity requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Allowance for Doubtful Accounts

The Company considers all accounts outstanding in excess of ninety (90) days delinquent. These accounts are evaluated on a customer-by-customer basis based on payment history to determine the allowance for doubtful accounts.

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment

Property and equipment is stated at cost. Expenses for repairs and maintenance are expensed as incurred. Depreciation is provided over the assets' estimated useful lives using the straight-line and declining-balance methods. Estimated useful lives range from 5-7 years.

Depreciation expense for the year ended December 31, 2021, totaled $48,000.

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability would be performed.

Fair Value of Financial Instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

- Current Assets and Liabilities: The carrying values of these items approximate their fair values due to the short maturities of these instruments.
- Other Assets: The carrying values of these items reflect cost which management believes approximates fair value.

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Member's Compensation

Payments to partners for compensation and benefits are accounted for as partnership expenses rather than as an allocation of partnership net income.

Date of Management's Review

Management has evaluated all events through February 28, 2022, which is the date the financial statements were issued, and determined that there are no subsequent events that require disclosure.

NOTE 2 - CREDIT RISK AND OTHER CONCENTRATIONS

The Company maintains its cash in bank deposit accounts at regional financial institutions, which at times, may exceed the FDIC limit. The Company has not experienced any losses in such accounts, therefore management does not believe it is exposed to any significant credit risk related to cash and cash equivalents. As of December 31, 2021, the Company's uninsured cash balances totaled $3,896,923.

NOTE 3 – PROPERTY AND EQUIPMENT, net

A summary of property and equipment, net, as of December 31, 2021, is as follows:

Office Equipment	$ 312,343
Furniture and fixtures	339,524
	651,867
Accumulated depreciation	(538,059)
	$ 113,808

NOTE 4 - RETIREMENT PLANS

401(k) Profit Sharing Plan
The Company sponsors a 401(k) profit sharing plan for qualified employees. Company contributions are made at management's discretion. Contributions to the Plan totaled $451,313 for the year ending December 31,2021.

Defined Benefit Plan
The Company's cash balance pension plan was terminated at the end of 2020. All funds were dispersed in accordance with participants instruction.

NOTE 5 - LEASE COMMITMENTS

The Company has obligations as a lessee for office space and equipment with noncancelable terms in excess of one year. The Company classified these leases as operating and finance leases. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred. The office lease expires August 31, 2023. The equipment lease expires May 31, 2024. Rent expense for the year ended December 31, 2021, was $468,632. For purposes of the Statement of Cash Flows, $20,858 of net change in Right-of-Use asset and lease liability is included in depreciation and amortization expense.

Amounts reported in the balance sheet as of December 31, 2021, were as follows:
Operating lease:
Operating lease Right-of-Use ("ROU") asset $577,437
Operating lease liability $660,607

Finance lease:
Finance lease Right-of-Use ("ROU") asset $8,543
Finance lease liability $8,311

NOTE 5 - LEASE COMMITMENTS (continued)

Other information related to leases as of December 31, 2021 was as follows:

Reduction to ROU assets resulting from reductions to lease obligations and depreciation of the ROU:
Operating lease ($379,610)
Finance lease ($7,156)

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

Maturities of lease liabilities under noncancelable operating leases as of December 31, 2021 are as follows:

	Principal Undiscounted	Discount Interest	Discounted Principal
2022	418,155	28,446	389,709
2023	283,381	5,863	277,518
2024	1,691	0	1,691
	$703,227	$34,309	$668,918

NOTE 6 - NET CAPITAL REQUIREMENTS AND OTHER RESTRICTIONS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that a Broker/Dealer's aggregate indebtedness, as defined, shall not exceed fifteen times net capital, subject to a minimum net capital requirement. Minimum net capital for the Company is $5,000. At December 31, 2021, the Company had positive net capital of $1,510,166 which was $1,464,877 above its required net capital of $45,289.

NOTE 7 – PAYCHECK PROTECTION PROGRAM LOAN

In April 2020 the Company qualified for and received a loan pursuant to the Paycheck Protection Program, a program implemented by the U.S. Small Business Administration under the Coronavirus Aid, Relief, and Economic Security Act, from a qualified lender (the "PPP Lender"), for an aggregate principal amount of $432,500 (the "PPP Loans"). The Company had recorded a note payable for the year ended December 31, 2020, because the conditions for forgiveness had not been substantially met. Subsequent to December 31, 2020, the Small Business Administration notified the Company that the loan had been forgiven. The loan payoff to the bank on behalf of the Company occurred January 27, 2021. Accordingly, the revenue related to the forgiveness of the PPP Loan was recognized in fiscal 2021.

NOTE 8 – RELATED PARTIES

The Company is related to several other entities through common ownership. The following entities are related parties:

Entity	Description
Brentwood Capital Partners, L.P. (BCP)	Limited partnership formed for the primary purpose of co-investing in the private equity-sponsored transactions on which Brentwood Capital Advisors, LLC (BCA) advises, or transactions sponsored by private equity funds with which BCA has strong relationships.
Brentwood Capital Partners, L.P. II (BCP II)	Limited partnership formed for the primary purpose of co-investing in the private equity-sponsored transactions on which Brentwood Capital Advisors, LLC (BCA) advises, or transactions sponsored by private equity funds with which BCA has strong relationships.
Brentwood Capital Partners, L.P. III (BCP III)	Limited partnership formed for the primary purpose of co-investing in the private equity-sponsored transactions on which Brentwood Capital Advisors, LLC (BCA) advises, or transactions sponsored by private equity funds with which BCA has strong relationships.
Brentwood Equity Management, LLC (BEM)	General partner of BCP – responsible for all investment and management decisions of BCP, for which it receives annual management fees equal to 2% of BCP's committed capital, due in quarterly installments. In turn, BEM remits to BCA all management fees received via an advisory services agreement. BEM is owned by the members owning BCA.
Brentwood Equity Management, LLC III (BEM III)	General partner of BCP III – responsible for all investment and management decisions of BCP III, for which it receives annual management fees equal to 2% of BCP III's committed capital, due in quarterly installments. In turn, BEM III remits to BCA all management fees received via an advisory services agreement. BEM is owned by the members owning BCA.

NOTE 8 – RELATED PARTIES(Continued)

Brentwood Equity Partners LP (BEP)	Special limited partner of BCP and BCP II. BEP receives a carried interest equal to 20% of BCP's profits, after the other partners have received a complete return of their capital contributions. BEP is wholly controlled by BEM.
Brentwood Equity Partners LP III (BEP III)	Special limited partner of BCP III. BEP III receives a carried interest equal to 20% of BCP's profits, after the other partners have received a complete return of their capital contributions. BEP III is wholly controlled by BEM III.
PEP-PGI, L.P.	Limited partnership organized for the purposes of acquiring, holding and selling interests in a specific portfolio entity. The management and control of PEP-PGI, L.P. rest exclusively with its general partner, BEM.
PEP-hyperWallet, L.P.	Limited partnership organized for the purposes of acquiring, holding and selling interests in a specific portfolio entity. The management and control of PEP-hyperWallet, L.P. rest exclusively with its general partner, BEM.

For the year ended December 31, 2021, the Company received $850,000 in investment advisory services per the agreement with BCP II noted above, which are recorded as revenue on the Statement of Operations and Members' Equity.

NOTE 9 –SECURITES INVESTOR PROTECTION CORPORATION

As a registered broker-dealer, the Company is a member of the Securities Investor Protection Corporation. Revenue in the Statement of Operations includes $95,714 of expenses reimbursed by clients which are not subject to the annual SIPC assessment.

NOTE 10 – COMMITMENT

The Company has entered into a 3-year commitment with the Nashville Predators for season tickets and rink dasher board marketing. The agreement expired on June 30, 2021. The cost to the Company will be for the year ended December 31:

2022	119,530

BRENTWOOD CAPITAL ADVISORS, LLC
Operating Expenses
For the Year Ended December 31, 2021

Salaries and benefits	$	3,342,509
Advertising and development		405,692
Office rent		468,632
Insurance		7,098
Professional fees		175,849
Repairs and maintenance		58,356
Office expenses		76,328
Bad debt expense		72,657
Database development		44,160
Depreciation		48,000
Dues and subscriptions		67,681
Other taxes		8,177
Telephone		17,069
Miscellaneous		660
Contributions		206,150
	$	4,999,018

See Accompanying Notes to Financial Statements

BRENTWOOD CAPITAL ADVISORS, LLC
Computation of Net Capital Under Rule 15c3-1
December 31, 2021

Total members' equity	$	1,675,447
Plus other deductions or allowable credits:		
Less non-allowable assets and haircuts:		
Property and equipment and finance lease, net		122,351
Other Assets		39,662
Prepaid expenses		3,268
Total non-allowable assets and haircuts		165,281
Net capital		1,510,166
Net capital required		45,289
Excess net capital	$	1,464,877
Reconciliation with Company's computation (included in Part II of form X-17A-5 as of December 31, 2021)		
Excess net capital as reported in Company's Part II FOCUS report	$	1,464,877

See Accompanying Notes to Financial Statements

BRENTWOOD CAPITAL ADVISORS, LLC
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3
December 31, 2021

The Company is exempt from the requirements of Rule 15c3-3 pursuant to footnote 74 of the 2013 release adopting amendments to SEC Rule 17a-5.

BRENTWOOD CAPITAL ADVISORS, LLC
Information Relating to the Possession or Control
Requirements Under Rule 15c3-3
December 31, 2021

The Company is exempt from the requirements of Rule 15c3-3 pursuant to footnote 74 of the 2013 release adopting amendments to SEC Rule 17a-5.

BRENTWOOD CAPITAL ADVISORS, LLC
Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
December 31, 2021

Not Applicable

BRENTWOOD
CAPITAL
ADVISORS

Supplementary Financial Information
December 31, 2021

BRENTWOOD CAPITAL ADVISORS | The best deal. Done.

Brentwood Capital Advisors LLC's

EXEMPTION REPORT

December 31, 2021

Brentwood Capital Advisors LLC (the "Company") is exempt from Rule 15c3-3 pursuant to footnote 74 of the 2013 Release adopting amendments to SEC rule 17a-5. This exemption is based on the firm limiting its business activities exclusively to investment banking providing corporate finance, private placement, and advisory services, (2) The Company (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (ii) did not carry accounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

Nicholas P. Carteaux

Partner and Managing Member

Brentwood Capital Advisors LLC
5000 Meridian Blvd., Suite 350
Franklin, Tennessee 37067
phone 615.244.3830 fax 615.224.3831

BCA

Cherry Bekaert LLP
CPAs & Advisors

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Members
Brentwood Capital Advisors, LLC
Brentwood, Tennessee

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2021. Management of Brentwood Capital Advisors, LLC (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Cherry Bekaert LLP

Nashville, Tennessee
February 28, 2022

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended ________________
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Brentwood Capital Advisors LLC
5000 Meridian Blvd Ste 350
Franklin TN 37067-6668

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A.	General Assessment (item 2e from page 2)	$33158
B.	Less payment made with SIPC-6 filed (**exclude interest**) 7/30/2021 Date Paid	(10950)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$22208
G.	**PAYMENT: √ the box** **Check mailed to P.O. Box** ☐ **Funds Wired** ☐ **ACH** ☐ **Total (must be same as F above)** $__________	
H.	Overpayment carried forward $( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Brentwood Capital Advisors LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Office Manager
(Title)

Dated the 24th day of February, 20 22

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2021
and ending 12/31/2021

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$22192770
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	87194
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$22105576
2e. General Assessment @ .0015	$33158

(to page 1, line 2.A.)